Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Enerplus announces cash distribution for February 2008

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, Jan. 30 /CNW/ - Enerplus Resources Fund ("Enerplus") is pleased to announce that a cash distribution in the amount of CDN$0.42 per unit will be payable on February 20, 2008 to all Unitholders of record on February 10,
2008. The ex-distribution date for this payment is February 6, 2008.
     The CDN$0.42 per unit is equivalent to approximately US$0.42 per unit if converted using a Canadian/US dollar exchange ratio of 1.00. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
     The merger of Enerplus with Focus Energy Trust is expected to close on or about February 13, 2008, after the February 10 record date. Focus unitholders will not be eligible to receive Enerplus' February distribution. However,
Focus unitholders should be eligible for the March 2008 distribution provided they are Enerplus unitholders of record on March 10, 2008.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 30-JAN-08